Exhibit 99.133

NexTech’s Revolutionary 3D AR Capture App “ARitize 360” Now Available for Early Access Signup

The company’s new CaptureAR App to facilitate the mass adoption of augmented reality (AR)

New York, NY - Toronto, ON – March 5th, 2020 – NexTech AR Solutions (the “Company” or “NexTech”) (OTCQB: NEXCF) (CSE: NTAR) (FSE: N29) NexTech, the industry leader in the rapidly growing augmented reality (AR) space, is excited to announce early access for one-hundred brands and businesses of its revolutionary 3D/AR capture app previously called CaptureAR, now rebranded as “ARitize360”.

SEE VIDEO DEMO HERE

EARLY ACCESS SIGNUP HERE

The company is offering free early access for one-hundred brands and businesses before launching a stand alone dual platform app called “ARitize360”. The app will employ the freemium business model, whereby a user gets a free 3D scan. However, a user will be billed for additional scan “packs” as well as be charged a monthly subscription fee for hosting the 3D asset. Together the two could add substantial revenue to the company’s bottom line. The app will also act as a lead generation tool and will be a boost to the company’s existing AR e-commerce solutions as well as it’s recently launched, 3D/AR advertising platform.

Evan Gappelberg, CEO of NexTech states that “ARitize360” is a pivotal new technology which, when launched, will greatly accelerate the augmented reality global marketplace. With our “ARitize360” app we are putting the power to create photo-realistic 3D/AR models into the hands of millions of smartphone users worldwide. We imagine a world where millions of 3D models are created using our app and then seamlessly uploaded onto our ARitize e-commerce platform where we charge $40/month per product for hosting. What used to take an experienced 3D modeler days of work can now be created in a matter of minutes, with the same resolution and image fidelity as if the 3D model was designed from scratch, it’s really a game changer! He continues, “Right now we are offering early access to one-hundred brands and businesses to demo our pivotal new technology and provide valuable feedback. Shortly after the early access period is over ARitize360 will go live in the app store. Aritize360 will make creating 3D objects easy, anyone will be able to do it natively within our app, no special training or skills required making ARitize360 a major break-through for both the industry and NexTech.”

One of the most significant barriers to the mass market adoption of augmented reality has been capturing or creating, at scale, photo realistic 3-D AR objects. ARitize360, when live, will dramatically simplify the 3D AR creation by capturing 3D AR products with your cell phone’s video. Previously, capturing or creating 3D AR objects has been a painfully time consuming and expensive process costing $250-$2500 for each 3D product which has held AR back from mass adoption. NexTech’s ARitize360 app removes these barriers by reducing the skill needed, and the time and cost to just $99 or less enabling the mass adoption of AR, setting the stage for the rapid growth of the augmented reality business in 2020.

About NexTech AR Solutions Corp:

NexTech is one of the leaders in the rapidly growing AR industry, estimated to hit $120 billion by 2022, according to Statista. NexTech has a two-pronged strategy for rapid growth including growth through acquisition of e-commerce businesses and growth of its omni-channel AR SaaS platform called ARitize™. The company is pursuing four multi-billion dollar verticals in AR.

ARitize™ for E-commerce; The company launched its technologically advanced webAR for e-commerce early in 2019 and has been rapidly signing up customers onto its SaaS platform. Customers include Walther Arms, Wright Brothers, Mr. Steak, and Steyr Arms. NexTech has the first ‘full funnel’ end-to-end e-commerce solution for the AR industry including its 3D product capture, 3D ads for Facebook and Google, ‘Try it On’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy’.

ARitize™ University; having launched in June 2019, the app-based solution allows companies and educational establishments to leverage all of their existing 2D assets - YouTube videos, PDF documents, PowerPoint decks, images, etc. - and then overlay immersive 3D-AR experiences on top of that content for an interactive training experience that drives productivity.

ARitize™ Hollywood Studios; the studio has created a proprietary entertainment venue for which it is producing immersive content using 360 video, and augmented reality as the primary display platform.

ARitize™ 3D-AR-360 Advertising Platform: launched in Q1 2020 the ad platform will be the industry’s first end-to-end solution whereby the company will leverage it’s 3D asset creation into 3D, 360, AR ads. In 2019, according to IDC, global advertising spend will be about $725 billion.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.
“Evan Gappelberg”
CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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